Exhibit 12
Calculation of Earnings to Fixed Charges

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Earnings:
Net income available to common stockholders	$4,243	$5,591	$5,930	$9,481	$24,238
Preferred stock dividends	4,006	6,529	6,529	5,387	3,342
Income taxes	—	—	—	—	—
Interest expense	—	—	—	—	—

	$8,249	$12,120	$12,459	$14,868	$27,580

Fixed charges:
Preferred dividends	$4,006	$6,529	$6,529	$5,387	$3,342
Interest expense	—	—	—	—	—

	$4,006	$6,529	$6,529	$5,387	$3,342

Ratio of earnings to fixed charges	2.06	1.86	1.91	2.76	8.25